Exhibit 99.(d)(2)(a)

EXHIBIT A*

SUBADVISORY AGREEMENT AMONG

ABERDEEN ASSET MANAGEMENT INC., ABERDEEN FUNDS

AND ABERDEEN ASSET MANAGEMENT ASIA LIMITED

The Subadviser is entitled to the percentage of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser for the relevant Fund as detailed below:

Funds of the Trust	Subadvisory Fees
Aberdeen China Opportunities Fund	90%
Aberdeen Emerging Markets Fund	45%
Aberdeen Asia Bond Fund	90%
Aberdeen Asia-Pacific (ex-Japan) Equity Fund	90%
Aberdeen Asia-Pacific Smaller Companies Fund	90%

*                 As most recently approved at the December 11, 2013Board Meeting, with effect February 28, 2014.